Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. 3)


                        The Emerging Germany Fund Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   290913102
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 November 6, 1998
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.:  290913102                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  1,372,150
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          1,372,150
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  1,372,150
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              9.8%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  290913102                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  659,000
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      659,000
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  659,000
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              4.7%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 3, amends and supplements information in Item 4, Item 5,and
Item 7, and adds Exhibit 4.


ITEM 4.           PURPOSE OF TRANSACTION

In a letter dated November 6, 1998 to the Board of Directors of The Emerging Germany Fund, Deep Discount Advisors, Inc. has requested that the Board nominate Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, and William A. Clark as Directors of the Fund for the next annual stockholder's meeting which is scheduled for January 26, 1999. All four individuals are affiliated with Deep Discount Advisors, Inc., representing long term stockholders in the Fund who own
approximately 14.5% of the outstanding shares.   They believe that the Board has
not been sufficiently responsive to the concerns of all stockholders, whose investment returns have suffered unnecessarily because of the persistent discount to NAV. The reporting persons believe that Messrs. Olin, Bradshaw, Bentz, and Clark will bring true long term stockholder representation to the Board in evaluating new ideas for managing the discount problem pro-actively.

If the Board does not want to nominate Messrs. Olin, Bradshaw, Bentz, and Clark in lieu of the incumbent Directors, the reporting persons have requested that the Board at least provide all stockholders a true choice in the matter by offering two slates of four Directors, one of which would include some combination of Messrs. Olin, Bradshaw, Bentz, and Clark, or representatives from any of several other large stockholders. Contrary to previous determinations, the reporting persons have now concluded that active participation by large stockholders on the Board may be necessary to assure that the best interests of all stockholders are satisfied.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's proxy statement, dated March 16,1998, relating to the 1998 Annual Meeting of Stockholders states that, as of the close of business on March 6, 1998, there were 14,008,334 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Advisors are the beneficial owners of 2,031,150 shares of Common Stock, which constitute approximately 14.5% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Advisors.

                  (c) Since the last filing, the following shares of Common Stock were sold:



 Date              Number of Shares Sold             Price Per Share
- -------            --------------------------               ---------------
9/1/98                 -31000                                   12.625






ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

	    The letter sent to the issuer by Deep Discount Advisors, Inc., on November 6, 1998, which precipitates this amendment, is attached as
Exhibit 4.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 1998                        Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary


				EXHIBIT 4

                   DEEP DISCOUNT ADVISORS INC.
       Enhanced Performance through Closed-End Fund Investments
        One West Pack Square, Suite 777, Asheville, NC  28801
       828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com

Robert J. Goldstein, Secretary Ph: 415-954-5409 Fax: 415-954-5420 The Board of Directors, The Emerging Germany Fund, Inc.
Dresdner RCM Global Investors LLC
Four Embarcadero Center
San Francisco, California 94111

 (via both Fax and Federal Express)				November 6, 1998


Dear Mr. Goldstein:

Deep Discount Advisors, Inc. and Ron Olin Investment Management Company are the beneficial holders of 2,031,150 shares of the common stock, par value $.01 per share (the "Common Stock"), of The Emerging Germany Fund, Inc. (the "Fund"), representing approximately 14.5% of the outstanding shares of Common Stock as of November 6, 1998. We understand that the 1998 Annual Meeting of Stockholders, originally scheduled for April 27, 1998 and subsequently cancelled by the Board of Directors, has been rescheduled for January 26, 1999. According to the Fund's Proxy Statement, dated March 16, 1998, for the 1998 Annual Meeting of Stockholders, four Class I Directors are up for election for a term of three
years from 1999 to 2001 at the next annual stockholders meeting.    These Class
I positions are currently held by Theodore J. Coburn, Robert J. Birnbaum, Carroll Brown, and George N. Fugelsang.

The purpose of this letter is to request that the Board of Directors, or Nominating Committee as appropriate, nominate Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, and William A. Clark for election to the Board to fill the four Directors positions that are due for consideration at the next annual meeting. Brief biographies of Messrs. Olin, Bradshaw, Bentz, and Clark are attached as Attachment 1. They have indicated that they are willing to serve, if elected, and they are prepared to provide any other information in order to verify that they are in compliance with all requirements, applicable to directors, of the Investment Company Act of 1940, as amended, and the Fund's articles of incorporation and by-laws. All four gentlemen have extensive experience in closed-end fund analysis and evaluation, investment consulting, and related private portfolio management.

As representatives of longtime stockholders of The Emerging Germany Fund, we have been deeply concerned about the persistent discount from net asset value ("NAV") at which the Fund's shares trade on the open market. We believe that other stockholders of The Emerging Germany Fund must share this concern.
Messrs. Olin, Bradshaw, Bentz, and Clark represent substantial stockholder interests in The Emerging Germany Fund, and, if elected to the Board, they would be dedicated to exploring methods of enhancing stockholder returns in a variety of ways, one of which would be the active management of the discount problem. Such methods might include, but are not limited to, the structured purchase of shares in the market by the Fund, which would have the effect of increasing NAV and reducing the discount, and the evaluation of several different ways of delivering NAV to those stockholders who desire it, while minimizing the effects on those stockholders who want to keep the closed-end structure and its related benefits.

We believe that the Board, based on its current composition, has not been sufficiently responsive to the concerns of stockholders whose investment returns have suffered unnecessarily because of the persistent discount to NAV. The nomination and election of Messrs. Olin, Bradshaw, Bentz, and Clark will provide a greater degree of independence in evaluating methods of managing the discount structure pro-actively. Moreover, they will provide a fresh perspective for all Board decisions, a perspective which is more representative of shareholder interests rather than the interests of the Fund's investment manager.

As Board members, if elected, the primary objective of Messrs. Olin, Bradshaw, Bentz, and Clark will be to enhance shareholder value.

In the event that the Board, or Nominating Committee, does not wish to nominate Messrs. Olin, Bradshaw, Bentz, and Clark in lieu of the incumbent Directors, we request that you at least offer the stockholders a choice in order achieve a true measure of stockholder sentiment with regard to major stockholder representation on the Board. Accordingly, we request that the Board offer two slates of Director nominees on its proxy, one of which would be the primary nominees of the Board, and the other of which would include Messrs. Olin, Bradshaw, Bentz, and Clark, or in the event you do not want to include any or all of them, an alternate slate of Directors representative of any of the several major stockholders of the Fund.

In any case, we, as representatives of long term investors in the Fund, would appreciate the opportunity to register our support for other non-incumbent nominees with substantial stockholder interests who would provide the degree of objectivity and true shareholder representation that we think the Board of The Emerging Germany Fund needs at this time.

We thank you and the Board of Directors for your attention, and we would be happy to discuss this request in more detail at your convenience. In view of the schedule for the upcoming meeting, we respectfully request a response to our proposal in writing by November 18, 1998.


Very truly yours,




Gary A. Bentz
Chief Financial Officer




Attch


ATTACHMENT 1


Ronald G. Olin
U.S. Citizen
Age:	53
B.A., Electrical Engineering, 1967, Rice University
M.S., Electrical Engineering, 1968, Rice University

Mr. Olin is President and Chief Executive Officer of Deep Discount Advisors, Inc. and General Partner of Ron Olin Investment Management Co. Both firms are registered investment advisors specializing in investments in closed-end funds. Prior to founding these investment management firms, Mr. Olin was a senior manager with IBM supporting government software contracts with the N.A.S.A. and
D.O.D.   Mr. Olin currently serves as a Director on other public and private
Boards, including a domestically traded closed-end fund with an internationally diversified portfolio.

Ralph W. Bradshaw
U.S. Citizen
Age:	47
B.S. Chemical Engineering, 1973, Texas A & M University
M.B.A., 1977, Oklahoma State University

Mr. Bradshaw has served as Vice President and Secretary of Deep Discount Advisors, Inc., a registered investment advisor specializing in closed-end fund investments, for over five years. During that period he has also provided financial consulting services in the area of closed-end funds. In previous years, he has held various managerial positions. Mr. Bradshaw currently serves as a Director on other public and private Boards, including a domestically traded closed-end fund with an internationally diversified portfolio.

Gary A. Bentz
U.S. Citizen
Age:	42
B.S. Business and Finance, 1978, Trinity University, San Antonio
Certified Public Accountant, 1986

Mr. Bentz has served as Vice President and Chief Financial Officer of Deep Discount Advisors, Inc., a registered investment advisor specializing in closed-end fund investments, for over five years. He has also provided financial accounting, investment analysis and consulting services to companies and private investors for the last 13 years. After commencing his career with Arthur Andersen & Co., Mr. Bentz held various financial managerial positions in industry. He currently serves as a Director on the Board of a domestically traded closed-end fund with an internationally diversified portfolio.

William A. Clark
U.S. Citizen
Age:	53
B.A., 1967, University of Texas, Austin
M.B.A., Finance 1980, Southern Methodist University, Dallas

Since 1995 Mr. Clark has served as Director of Research for Deep Discount Advisors, Inc., a registered investment advisor specializing in closed-end fund investment, in addition to providing consulting services in closed-end fund portfolio management. Mr. Clark has served as an investment analyst and advisor to private clients for over 17 years. Before joining Deep Discount Advisors Mr. Clark served in various managerial positions, and provided financial services to banks, telecommunications/software companies, private investors, and regional developers. During this period, he also served as CFO of a company in the energy related business.